Exhibit 99.1

FINANCIAL APPENDIX

Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations
Core Financial Measures
Takeda’s Core Financial Measures, particularly Core Revenue, Core Operating Profit, Core Net Profit for the Year attributable to owners of the Company and Core EPS, exclude revenue from divestments, amortization and impairment losses on intangible assets associated with products (including in-process R&D) and other impacts unrelated to the underlying trends and business performance of Takeda’s core operations, such as non-recurring items, purchase accounting effects and transaction related costs. Core Revenue represents revenue adjusted to exclude revenue items unrelated to the underlying trends and business performance of Takeda’s core operations (primarily revenue or related adjustments associated with divestments and liquidations). Core Operating Profit represents operating profit adjusted to exclude other operating expenses and income, amortization and impairment losses on intangible assets associated with products (including in-process R&D) and non-cash items or items unrelated to the underlying trends and business performance of Takeda’s core operations. Core Net Profit for the Year attributable to owners of the Company represents net profit for the year attributable to owners of the Company, adjusted to eliminate the impact of items excluded in the calculation of Core Operating Profit and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to the underlying trends and business performance of Takeda’s ongoing operations and the tax effect of each of the adjustments. Core EPS is calculated by dividing Core Net Profit for the Year attributable to owners of the Company by the average outstanding shares (excluding treasury shares) of the reporting periods presented.
Takeda presents its Core Financial Measures because Takeda believes that these measures are useful to understanding its business without the effect of items that Takeda considers to be unrelated to the underlying trends and business performance of its core operations, including items (i) which may vary significantly from year-to-year or may not occur in each year or (ii) whose recognition Takeda believes is largely uncorrelated to trends in the underlying performance of our core business. Takeda believes that similar measures are frequently used by other companies in its industry and that providing these measures helps investors evaluate Takeda’s performance against not only its performance in prior years but on a similar basis as its competitors. Takeda also presents Core Financial Measures because these measures are used by Takeda for budgetary planning and compensation purposes (i.e., certain targets for the purposes of Takeda’s Short-Term Incentive and Long-Term Incentive compensation programs, including incentive compensation of the CEO and CFO, are set in relation to the results of Takeda’s Core Financial Measures).
Constant Exchange Rate (“CER”) Change
CER Change eliminates the effect of foreign exchange rates from year-over-year comparisons by translating financial results in accordance with IFRS or Core (non-IFRS) financial measures for the current period using corresponding exchange rates in the same period of the previous fiscal year, except for the results of operations of subsidiaries in countries experiencing hyperinflation and for which IAS29, Financial Reporting in Hyperinflation Economies, is applied.
Takeda presents CER change because we believe that this measure is useful to investors to better understand the effect of exchange rates on our business and to understand how our results of operations might have changed from year to year without the effect of fluctuations in exchange rates. These are the primary ways in which our management uses these measures to evaluate our results of operations. We also believe that this is a useful measure for investors as similar performance measures are frequently used by securities analysts, investors and other interested parties in the evaluation of the results of operations of other companies in our industry (many of whom similarly present measures that adjust for the effect of exchange rates).
The usefulness of this presentation has significant limitations including but not limited to, that while CER change is calculated using the same exchange rates used to calculate financial results as presented under IFRS for the previous fiscal year, this does not necessarily mean that the transactions entered into during the relevant fiscal year could have been entered into or would have been recorded at the same exchange rates. Moreover, other companies in our industry using similarly titled measures may define and calculate those measures differently than we do and therefore such measures may not be directly comparable. Accordingly, CER change should not be considered in isolation and is not, and should not be viewed as, a substitute for change in financial results as prepared and presented in accordance with IFRS.

Free Cash Flow and Adjusted Free Cash Flow
Takeda defines Free Cash Flow as cash flows from operating activities less acquisition of property, plant and equipment (“PP&E”). Takeda defines Adjusted Free Cash Flow as cash flows from operating activities, subtracting payments for acquisition of PP&E, intangible assets, investments (excluding debt investments classified as Level 1 in the fair value hierarchy), shares in associates and businesses, net of cash and cash equivalents acquired and other transactional payments deemed related or similar in substance thereto as well as adding proceeds from sales of PP&E, sales and redemption of investments (excluding debt investments classified as Level 1 in the fair value hierarchy), sales of shares in associates and sales of businesses, net of cash and cash equivalents divested and further adjusting for the movement of any other cash that is not available to Takeda’s immediate or general business use.
Takeda presents Free Cash Flow and Adjusted Free Cash Flow because Takeda believes that these measures are useful to investors as similar measures of liquidity are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted Free Cash Flow is also used by our management to evaluate our liquidity and our cash flows, particularly as they relate to our ability to meet our liquidity requirements and to support our capital allocation policies. Takeda also believes that Free Cash Flow and Adjusted Free Cash Flow are helpful to investors in understanding how our strategic acquisitions and divestitures of businesses contribute to our cash flows and liquidity.
The usefulness of Free Cash Flow and Adjusted Free Cash Flow to investors has significant limitations including, but not limited to, (i) they may not be comparable to similarly titled measures used by other companies, including those in our industry, (ii) they do not reflect the effect of our current and future contractual and other commitments requiring the use or allocation of capital and (iii) the addition of proceeds from sales and redemption of investments and the proceeds from sales of business, net of cash and cash equivalents divested do not represent cash received from our core ongoing operations. Free Cash Flow and Adjusted Free Cash Flow should not be considered in isolation and are not, and should not be viewed as, substitutes for cash flows from operating activities or any other measure of liquidity presented in accordance with IFRS. The most directly comparable measure under IFRS for Free Cash Flow and Adjusted Free Cash Flow is net cash from operating activities.
EBITDA and Adjusted EBITDA
Takeda defines EBITDA as consolidated net profit before income tax expenses, depreciation and amortization and net interest expense. Takeda defines Adjusted EBITDA as EBITDA further adjusted to exclude impairment losses, other operating income and expenses (excluding depreciation and amortization, as well as impairment losses), finance income and expenses (excluding net interest expense), our share of profit or loss of investments accounted for using the equity method, other non-cash items such as non-cash equity-based compensation expense, and other items that management believes are unrelated to our core operations, including EBITDA from divested products, purchase accounting effects and transaction related costs.
Takeda presents EBITDA and Adjusted EBITDA because Takeda believes that these measures are useful to investors as they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Primarily, Adjusted EBITDA is used by Takeda for the purposes of monitoring its financial leverage. Takeda further believes that Adjusted EBITDA is helpful to investors in identifying trends in its business that could otherwise be obscured by certain items unrelated to ongoing operations because they are highly variable, difficult to predict, may substantially impact our results of operations and may limit the ability to evaluate our performance from one period to another on a consistent basis.
The usefulness of EBITDA and Adjusted EBITDA to investors has significant limitations including, but not limited to, (i) they may not be comparable to similarly titled measures used by other companies, including those in the pharmaceutical industry, (ii) they exclude financial information and events, such as the effects of an acquisition, or amortization of intangible assets, that some may consider important in evaluating Takeda’s performance, value or prospects for the future, (iii) they exclude items or types of items that may continue to occur from period to period in the future and (iv) they may not include all items which investors may consider important to an understanding of our results of operations, or may not exclude all items which investors may not consider important for such understanding. EBITDA and Adjusted EBITDA should not be considered in isolation and are not, and should not be viewed as, substitutes for operating income, net profit for the year or any other measure of performance presented in accordance with IFRS. The most closely comparable measure presented in accordance with IFRS is net profit for the year.

Net Debt and Adjusted Net Debt
Takeda defines Net Debt as the book value of bonds and loans on consolidated statements of financial position adjusted only for cash and cash equivalents and Adjusted Net Debt first by calculating the sum of the current and non-current portions of bonds and loans as shown on our consolidated statement of financial position, which is then adjusted to reflect (i) the use of prior 12-month average exchange rates for non-JPY debt outstanding at the beginning of the period and the use of relevant spot rates for new non-JPY debt incurred and existing non-JPY debt redeemed during the reporting period, which reflects the methodology our management uses to monitor our leverage, and (ii) the “equity credit” applied to Takeda’s “hybrid” subordinated indebtedness by S&P Global Rating Japan in recognition of the equity-like features of those instruments pursuant to such agency’s ratings methodology. To calculate Adjusted Net Debt, Takeda deducts from this figure cash and cash equivalents, excluding cash temporarily held by Takeda on behalf of third parties related to vaccine operations and to the trade receivables sales program, and debt investments classified as Level 1 in the fair value hierarchy being recorded as Other Financial Assets.
Takeda presents Net Debt and Adjusted Net Debt because Takeda believes that these measures are useful to investors in that our management uses it to monitor and evaluate our indebtedness, net of cash and cash equivalents and, in conjunction with Adjusted EBITDA, to monitor our financial leverage (for the avoidance of doubt, Adjusted Net Debt and the ratio of Adjusted Net Debt to Adjusted EBITDA are not intended to be indicators of Takeda’s liquidity). Takeda also believes that similar measures of indebtedness are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Particularly following the acquisition of Shire, investors, analysts and, in particular, ratings agencies, have closely monitored Takeda’s leverage, as represented by the ratio of its Adjusted Net Debt to Adjusted EBITDA. In light of the weight given by ratings agencies in particular to this ratio, Takeda believes that such information is useful to investors to help understand not only Takeda’s financial leverage, but also how ratings agencies evaluate the level of financial leverage in evaluating Takeda’s quality of credit. Accordingly, as described below, Takeda includes an adjustment to its Adjusted Net Debt to reflect the “equity credit” afforded to certain of its subordinated indebtedness by ratings agencies (such indebtedness does not qualify for treatment as equity under IFRS).
The usefulness of Adjusted Net Debt to investors has significant limitations including, but not limited to, (i) it may not be comparable to similarly titled measures used by other companies, including those in the pharmaceutical industry, (ii) it does not reflect the amounts of interest payments to be paid on Takeda’s indebtedness, (iii) it does not reflect any restrictions on Takeda’s ability to prepay or redeem any of our indebtedness, (iv) it does not reflect any fees, costs or other expenses that Takeda may incur in converting cash equivalents to cash, in converting cash from one currency into another or in moving cash within our consolidated group, (v) it applies to gross debt an adjustment for average foreign exchange rates which, although consistent with Takeda’s financing agreements, does not reflect the actual rates at which Takeda would be able to convert one currency into another and (vi) it reflects an equity credit despite the fact that Takeda’s subordinated bonds are not eligible for equity treatment under IFRS, although Takeda believes this adjustment to be reasonable and useful to investors. Adjusted Net Debt should not be considered in isolation and is not, and should not be viewed as, a substitute for bonds and loans or any other measure of indebtedness presented in accordance with IFRS. The most directly comparable measures under IFRS for Net Debt is bonds and loans.
U.S. Dollar Convenience Translations
In the Financial Appendix, certain amounts presented in Japanese yen have been translated to U.S. dollars solely for the convenience of the reader at an exchange rate of 1USD = 144.17 JPY, the Noon Buying Rate certified by the Federal Reserve Bank of New York on June 30, 2025. The rate and methodologies used for the convenience translations differ from the currency exchange rates and translation methodologies under IFRS used for the preparation of the condensed interim consolidated financial statements. The translation should not be construed as a representation that the Japanese yen amounts could be converted into U.S. dollars at this or any other rate.

FY2025 Q1 Reported Results with CER % Change

(Billion JPY, except EPS)	FY2024 Q1	FY2025 Q1	AER		CER	(Million USD, except EPS) FY2025 Q1 Convenience USD Translation
			JPY Change	% Change	% Change
Revenue	1,208.0	1,106.7	(101.3)	(8.4)%	(3.7)%	7,676
Cost of sales	(387.0)	(384.7)	2.3	0.6%	(4.3)%	(2,668)
Gross profit	821.0	722.0	(99.0)	(12.1)%	(7.6)%	5,008
Margin	68.0%	65.2%		(2.7) pp	(2.7) pp	65.2%
SG&A expenses	(270.0)	(255.9)	14.1	5.2%	0.0%	(1,775)
R&D expenses	(168.5)	(143.9)	24.6	14.6%	9.7%	(998)
Amortization of intangible assets associated with products	(138.6)	(129.3)	9.3	6.7%	1.1%	(897)
Impairment losses on intangible assets associated with products*1	(24.2)	(2.3)	21.9	90.5%	89.6%	(16)
Other operating income	10.9	22.0	11.2	102.7%	102.1%	153
Other operating expenses	(64.3)	(28.1)	36.2	56.3%	53.6%	(195)
Operating profit	166.3	184.6	18.2	11.0%	14.0%	1,280
Margin	13.8%	16.7%		2.9 pp	2.5 pp	16.7%
Finance income	30.7	73.8	43.1	140.4%	141.4%	512
Finance expenses	(59.7)	(107.2)	(47.5)	(79.5)%	(80.2)%	(743)
Share of profit (loss) of investments accounted for using the equity method	(0.7)	(0.5)	0.2	24.7%	69.6%	(4)
Profit before tax	136.6	150.6	14.0	10.3%	14.1%	1,045
Income tax (expenses) benefit	(41.3)	(26.4)	15.0	36.2%	32.9%	(183)
Net profit for the period	95.3	124.3	29.0	30.4%	34.5%	862
Non-controlling interests	(0.1)	(0.0)	0.0	29.9%	23.7%	(0)
Net profit attributable to owners of the Company	95.2	124.2	29.0	30.4%	34.5%	862
Basic EPS (JPY or USD)	60.71	79.40	18.69	30.8%	34.9%	0.55

*1 Includes in-process R&D
The amount of change and percentage change based on Actual Exchange Rates are presented in “AER” (which is presented in accordance with IFRS) and percentage change based on Constant Exchange Rate (which is a non-IFRS measure) is presented in “CER”. Please refer to Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations, for the definition of the “Constant Exchange Rate change”.

% change is presented as positive when favorable to profits, and negative when unfavorable to profits.

FY2025 Q1 Core Results with CER % Change

(Billion JPY, except EPS)	FY2024 Q1	FY2025 Q1	AER		CER	(Million USD, except EPS) FY2025 Q1 Convenience USD Translation
			JPY Change	% Change	% Change
Revenue	1,208.0	1,106.7	(101.3)	(8.4)%	(3.7)%	7,676
Cost of sales	(387.1)	(384.9)	2.2	0.6%	(4.4)%	(2,670)
Gross profit	820.9	721.8	(99.1)	(12.1)%	(7.6)%	5,006
Margin	68.0%	65.2%		(2.7) pp	(2.7) pp	65.2%
SG&A expenses	(270.2)	(256.0)	14.1	5.2%	0.0%	(1,776)
R&D expenses	(168.5)	(143.9)	24.6	14.6%	9.7%	(998)
Operating profit	382.3	321.8	(60.4)	(15.8)%	(11.9)%	2,232
Margin	31.6%	29.1%		(2.6) pp	(2.7) pp	29.1%
Finance income	25.0	73.0	48.0	191.7%	192.9%	507
Finance expenses	(55.1)	(104.3)	(49.2)	(89.4)%	(90.0)%	(724)
Share of profit (loss) of investments accounted for using the equity method	0.4	(0.1)	(0.5)	―	(44.8)%	(1)
Profit before tax	352.6	290.4	(62.2)	(17.6)%	(13.4)%	2,014
Income tax (expenses) benefit	(75.7)	(53.3)	22.4	29.6%	24.8%	(370)
Net profit for the period	276.9	237.1	(39.8)	(14.4)%	(10.3)%	1,644
Non-controlling interests	(0.1)	(0.0)	0.0	29.9%	23.7%	(0)
Net profit attributable to owners of the Company	276.8	237.0	(39.8)	(14.4)%	(10.3)%	1,644
Basic EPS (JPY or USD)	176	151	(25)	(14.1)%	(10.0)%	1.05

The amount of change and percentage change based on Actual Exchange Rates are presented in “AER” (which is presented in accordance with IFRS) and percentage change based on Constant Exchange Rate (which is a non-IFRS measure) is presented in “CER”. Please refer to Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations, for the definition of the “Constant Exchange Rate change”.

% change is presented as positive when favorable to profits, and negative when unfavorable to profits.

FY2025 Q1 Reconciliation from Reported to Core

(Billion JPY, except EPS and number of shares)	Reported	Reported to Core adjustments				Core
		Amortization of intangible assets	Impairment of intangible assets	Other operating income/ expenses	Others
Revenue	1,106.7					1,106.7
Cost of sales	(384.7)				(0.2)	(384.9)
Gross profit	722.0				(0.2)	721.8
SG&A expenses	(255.9)				(0.1)	(256.0)
R&D expenses	(143.9)				(0.0)	(143.9)
Amortization of intangible assets associated with products	(129.3)	129.3				—
Impairment losses on intangible assets associated with products*1	(2.3)		2.3			—
Other operating income	22.0			(22.0)		—
Other operating expenses	(28.1)			28.1		—
Operating profit	184.6	129.3	2.3	6.0	(0.4)	321.8
Margin	16.7%					29.1%
Finance income and (expenses), net	(33.4)				2.1	(31.3)
Share of profit (loss) of investments accounted for using the equity method	(0.5)				0.4	(0.1)
Profit before tax	150.6	129.3	2.3	6.0	2.1	290.4
Income tax (expenses) benefit	(26.4)	(27.5)	(0.5)	1.9	(0.9)	(53.3)
Non-controlling interests	(0.0)					(0.0)
Net profit attributable to owners of the Company	124.2	101.8	1.8	7.9	1.2	237.0
Basic EPS (JPY)	79					151
Number of shares (millions)	1,565					1,565
*1 Includes in-process R&D.

FY2024 Q1 Reconciliation from Reported to Core

(Billion JPY, except EPS and number of shares)	Reported	Reported to Core adjustments				Core
		Amortization of intangible assets	Impairment of intangible assets	Other operating income/ expenses	Others
Revenue	1,208.0					1,208.0
Cost of sales	(387.0)				(0.1)	(387.1)
Gross profit	821.0				(0.1)	820.9
SG&A expenses	(270.0)				(0.1)	(270.2)
R&D expenses	(168.5)				(0.0)	(168.5)
Amortization of intangible assets associated with products	(138.6)	138.6				—
Impairment losses on intangible assets associated with products*1	(24.2)		24.2			—
Other operating income	10.9			(10.9)		—
Other operating expenses	(64.3)			64.3		—
Operating profit	166.3	138.6	24.2	53.4	(0.3)	382.3
Margin	13.8%					31.6%
Finance income and (expenses), net	(29.0)				(1.0)	(30.1)
Share of profit (loss) of investments accounted for using the equity method	(0.7)				1.1	0.4
Profit before tax	136.6	138.6	24.2	53.4	(0.2)	352.6
Income tax (expenses) benefit	(41.3)	(29.0)	(7.2)	(11.4)	13.2	(75.7)
Non-controlling interests	(0.1)					(0.1)
Net profit attributable to owners of the Company	95.2	109.6	17.0	42.0	13.0	276.8
Basic EPS (JPY)	61					176
Number of shares (millions)	1,569					1,569
*1 Includes in-process R&D.

FY2025 Q1 Adjusted Free Cash Flow

(Billion JPY)	FY2024 Q1	FY2025 Q1	JPY Change	% Change	(Million USD) FY2025 Q1 Convenience USD Translation
Net profit	95.3	124.3	29.0	30.4%	862
Depreciation, amortization and impairment losses	218.2	184.0	(34.2)		1,276
Decrease (increase) in trade working capital	(95.3)	7.2	102.5		50
Income taxes paid	(37.8)	(36.7)	1.2		(254)
Tax refunds and interest on tax refunds received	2.3	3.7	1.3		25
Other	(12.4)	(67.1)	(54.7)		(465)
Net cash from operating activities (Operating Cash Flow)	170.3	215.4	45.1	26.5%	1,494
Acquisition of PP&E	(57.4)	(47.9)	9.5		(332)
Free Cash Flow*1	112.9	167.5	54.6	48.4%	1,162
Adjustment for cash temporarily held by Takeda on behalf of third parties*2	11.6	13.2	1.6		91
Proceeds from sales of PP&E	0.0	6.4	6.4		44
Acquisition of intangible assets*3	(80.4)	(27.2)	53.2		(188)
Acquisition of option to license	(15.7)	—	15.7		—
Acquisition of investments	(13.0)	(0.2)	12.8		(1)
Proceeds from sales and redemption of investments	5.3	1.1	(4.2)		8
Proceeds from sales of business, net of cash and cash equivalents divested	2.9	29.3	26.4		203
Adjusted Free Cash Flow*1	23.7	190.1	166.5	703.6%	1,319

*1 Please refer to Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations for the definitions of Free Cash Flow and Adjusted Free Cash Flow.
*2 Adjustment for cash temporarily held by Takeda on behalf of third parties refers to changes in cash balances that are temporarily held by Takeda on behalf of third parties related to vaccine operations and the trade receivables sales program, which are not available to Takeda’s immediate or general business use.
*3 Proceeds from sales of intangible assets are included in cash flow from operating activities, except certain immaterial transactions.

FY2025 Q1 Adjusted Net Debt to Adjusted EBITDA

ADJUSTED NET DEBT/ADJUSTED EBITDA RATIO		NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
(Billion JPY)	FY2025 Q1	(Billion JPY)	FY2024 Q1	FY2025 Q1	JPY Change	% Change
Book value of bonds and loans on consolidated statement of financial position	(4,505.9)	Net cash from operating activities (Operating Cash Flow)	170.3	215.4	45.1	26.5%
		Acquisition of PP&E	(57.4)	(47.9)
Cash & cash equivalents	350.0	Proceeds from sales of PP&E	0.0	6.4
Net Debt*1	(4,155.9)	Acquisition of intangible assets	(80.4)	(27.2)
Application of equity credit*2	250.0	Acquisition of option to license	(15.7)	—
FX adjustment*3	(43.1)	Acquisition of investments	(13.0)	(0.2)
Cash temporarily held by Takeda on behalf of third parties*4	(92.6)	Proceeds from sales and redemption of investments	5.3	1.1
Level 1 debt investments*4	76.7	Proceeds from sales of business, net of cash and cash equivalents divested	2.9	29.3
Adjusted Net Debt*1	(3,965.0)	Payments for the settlement of forward exchange contracts designated as net investment hedges	(3.0)	—

Adjusted EBITDA (LTM)*5	1,372.4	Net increase (decrease) in short-term loans and commercial papers	(17.0)	(46.0)
		Proceeds from long-term loans	50.0	—
Adjusted Net Debt/Adjusted EBITDA ratio	2.9x	Repayment of long-term loans	(50.1)	(10.0)
		Proceeds from issuance of bonds	457.6	183.6
Book value of bonds and loans on consolidated statement of financial position	(4,505.9)	Repayment of bonds	—	(115.3)
		Proceeds from the settlement of cross currency interest rate swaps related to bonds and loans	46.9	—
Application of equity credit*2	250.0
FX adjustment*3	(43.1)	Acquisition of treasury shares	(1.9)	(51.6)
Adjusted Gross Debt	(4,299.1)	Interest paid	(15.5)	(16.7)
		Dividends paid	(138.1)	(145.3)
		Others	(11.1)	(8.3)
		Net increase (decrease) in cash and cash equivalents	330.0	(32.7)	(362.7)	—

*1 Please refer to Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations for the definitions of Net Debt and Adjusted Net Debt.
*2 Application of equity credit includes JPY 250.0 billion reduction in debt due to a 50% equity credit applied to JPY 500.0 billion principal amount of our hybrid (subordinated) bonds and loans by S&P Global Rating Japan, given that those instruments qualify for certain equity credit for leverage purposes.
*3 FX adjustment refers to change from month-end rate to average rate used for non-JPY debt calculation outstanding at the beginning of the period to match with adjusted EBITDA (which is calculated based on average rates). New non-JPY debt incurred and existing non-JPY debt redeemed during the reporting period are translated to JPY at relevant spot rates as of the relevant date.
*4 Adjustments related to cash temporarily held by Takeda on behalf of third parties related to vaccine operations and to the trade receivables sales program, which is not available to Takeda’s immediate or general business use, and debt investments classified as Level 1 in the fair value hierarchy being recorded as Other Financial Assets.
*5 LTM represents Last Twelve Months (July 2024 - June 2025). Calculated by subtracting FY2024 Q1 from FY2024 Full Year and adding FY2025 Q1.

FY2024 Adjusted Net Debt to Adjusted EBITDA

ADJUSTED NET DEBT/ADJUSTED EBITDA RATIO		NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
(Billion JPY)	FY2024	(Billion JPY)	FY2023	FY2024	JPY Change	% Change
Book value of bonds and loans on consolidated statement of financial position	(4,515.3)	Net cash from operating activities (Operating Cash Flow)	716.3	1,057.2	340.8	47.6%
		Acquisition of PP&E	(175.4)	(200.8)
Cash & cash equivalents	385.1	Proceeds from sales of PP&E	8.6	0.1
Net Debt*1	(4,130.2)	Acquisition of intangible assets	(305.3)	(147.0)
Application of equity credit*2	250.0	Acquisition of option to license	—	(31.8)
FX adjustment*3	(68.9)	Acquisition of investments	(6.8)	(97.5)
Cash temporarily held by Takeda on behalf of third parties*4	(105.8)	Proceeds from sales and redemption of investments	8.0	29.4
Level 1 debt investments*4	79.3	Acquisition of shares in associates	—	(1.0)
Adjusted Net Debt*1	(3,975.5)	Proceeds from sales of shares in associates	—	57.7
		Proceeds from sales of business, net of cash and cash equivalents divested	20.0	20.6
Adjusted EBITDA	1,441.0	Payments for the settlement of forward exchange contracts designated as net investment hedges	(33.3)	(13.8)

Adjusted Net Debt/Adjusted EBITDA ratio	2.8x	Net increase (decrease) in short-term loans and commercial papers	277.0	27.5
		Proceeds from long-term loans	100.0	90.0
Book value of bonds and loans on consolidated statement of financial position	(4,515.3)	Repayment of long-term loans	(100.4)	(587.2)
		Proceeds from issuance of bonds	—	934.5
Application of equity credit*2	250.0	Repayment of bonds	(220.5)	(733.8)
FX adjustment*3	(68.9)	Proceeds from the settlement of cross currency interest rate swaps related to bonds and loans	60.1	46.9
Adjusted Gross Debt	(4,334.2)
		Acquisition of treasury shares	(2.3)	(51.9)
		Interest paid	(100.4)	(113.0)
		Dividends paid	(287.2)	(302.5)
		Others	(60.3)	(44.6)
		Net increase (decrease) in cash and cash equivalents	(101.9)	(61.3)	40.6	39.9%

*1 Please refer to Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations for the definitions of Net Debt and Adjusted Net Debt.
*2 Application of equity credit includes JPY 250.0 billion reduction in debt due to a 50% equity credit applied to JPY 500.0 billion principal amount of our hybrid (subordinated) bonds and loans by S&P Global Rating Japan, given that those instruments qualify for certain equity credit for leverage purposes.
*3 FX adjustment refers to change from month-end rate to average rate used for non-JPY debt calculation outstanding at the beginning of the period to match with adjusted EBITDA (which is calculated based on average rates). New non-JPY debt incurred and existing non-JPY debt redeemed during the reporting period are translated to JPY at relevant spot rates as of the relevant date.
*4 Adjustments related to cash temporarily held by Takeda on behalf of third parties related to vaccine operations and to the trade receivables sales program, which is not available to Takeda’s immediate or general business use, and debt investments classified as Level 1 in the fair value hierarchy being recorded as Other Financial Assets.

FY2025 Q1 Net Profit to Adjusted EBITDA Bridge

(Billion JPY)	FY2024 Q1	FY2025 Q1	JPY Change	% Change
Net profit	95.3	124.3	29.0	30.4%
Income tax expenses (benefit)	41.3	26.4
Depreciation and amortization	192.2	181.6
Interest expense, net	26.6	29.2
EBITDA	355.4	361.5	6.0	1.7%
Impairment losses	26.0	2.4
Other operating expense (income), net, excluding depreciation and amortization and impairment losses	50.7	4.3
Finance expense (income), net, excluding interest expense, net	2.4	4.2
Share of loss (profit) of investments accounted for using the equity method	0.7	0.5
Other costs*1	14.9	15.7
Adjusted EBITDA	450.1	388.6	(61.5)	(13.7)%

*1 Includes adjustments for non-cash equity-based compensation expense and other one time non-cash expense.

FY2025 Q1 Net Profit to Adjusted EBITDA LTM Bridge

(Billion JPY)	FY2024 Full Year (Apr - Mar)	FY2024 Q1 (Apr - Jun)	FY2025 Q1 (Apr - Jun)	FY2025 Q1 LTM*1 (Jul - Jun)
Net profit	108.1	95.3	124.3	137.1
Income tax expenses (benefit)	66.9	41.3	26.4	52.0
Depreciation and amortization	761.4	192.2	181.6	750.8
Interest expense, net	117.7	26.6	29.2	120.3
EBITDA	1,054.2	355.4	361.5	1,060.2
Impairment losses	106.5	26.0	2.4	82.9
Other operating expense (income), net, excluding depreciation and amortization and impairment losses	163.2	50.7	4.3	116.8
Finance expense (income), net, excluding interest expense, net	45.8	2.4	4.2	47.6
Share of loss (profit) of investments accounted for using the equity method	4.0	0.7	0.5	3.8
Other costs*2	67.4	14.9	15.7	68.3
Adjusted EBITDA	1,441.2	450.1	388.6	1,379.7
EBITDA from divested products*3	(0.2)			(7.2)
Adjusted EBITDA (LTM)	1,441.0			1,372.4

*1 LTM represents Last Twelve Months (July 2024 - June 2025). Calculated by subtracting FY2024 Q1 from FY2024 Full Year and adding FY2025 Q1.
*2 Includes adjustments for non-cash equity-based compensation expense and other one time non-cash expense.
*3 Represents adjustments for EBITDA from divested products which are removed as part of LTM Adjusted EBITDA.

FY2025 Q1 CAPEX, Depreciation and Amortization and Impairment Losses

(Billion JPY)	FY2024 Q1	FY2025 Q1	JPY Change	% Change	FY2025 Forecast
Capital expenditures*1	137.8	75.1	(62.7)	(45.5)%	270.0 - 320.0
Tangible assets	57.4	47.9	(9.5)	(16.6)%
Intangible assets	80.4	27.2	(53.2)	(66.2)%

Depreciation and amortization	192.2	181.6	(10.6)	(5.5)%	716.0
Depreciation of tangible assets*2 (A)	43.9	42.6	(1.4)	(3.1)%
Amortization of intangible assets (B)	148.3	139.1	(9.2)	(6.2)%
Of which Amortization on intangible assets associated with products (C)	138.6	129.3	(9.3)	(6.7)%	500.0
Of which Amortization excluding intangible assets associated with products (D)	9.7	9.7	0.1	0.5%

Depreciation and amortization (excluding intangible assets associated with products) (A)+(D)	53.6	52.3	(1.3)	(2.4)%	216.0

Impairment losses	26.0	2.4	(23.6)	(90.9)%
Impairment losses on intangible assets associated with products*3	24.2	2.3	(21.9)	(90.5)%	50.0

Amortization and impairment losses on intangible assets associated with products	162.8	131.6	(31.2)	(19.2)%	550.0
*1 Cash flow base
*2 Includes depreciation of investment properties
*3 Includes in-process R&D

FY2025 Full Year Detailed Forecast

(BN JPY)		FY2024 Actual	FY2025 Forecast (May 8, 2025)	JPY Change	% Change	Variances

REPORTED	Revenue	4,581.6	4,530.0	(51.6)	(1.1)%	LOE impact (mainly VYVANSE), pricing and FX headwinds, partially offset by Growth & Launch Products
	Cost of sales	(1,580.2)	(1,540.0)	40.2	2.5%
	Gross Profit	3,001.3	2,990.0	(11.3)	(0.4)%	Less impact from implementation of accounting process to recognize accumulated FX impact of inventories
	SG&A expenses	(1,104.8)	(1,100.0)	4.8	0.4%	Savings from the Efficiency Program and FX benefits partially offset by investments in DD&T and new launches
	R&D expenses	(730.2)	(750.0)	(19.8)	(2.7)%	Ramp-up of trial costs offset by the Efficiency Program and FX benefits
	Amortization of intangible assets associated with products	(548.2)	(500.0)	48.2	8.8%	Conclusion of amortization of several products, including VYVANSE (in January FY25)
	Impairment losses on intangible assets associated with products*1	(95.0)	(50.0)	45.0	47.4%
	Other operating income	26.2	10.0	(16.2)	(61.9)%	Reduction of divestiture gains (FY24 TACHOSIL manufacturing site) and others
	Other operating expenses	(206.7)	(125.0)	81.7	39.5%	Primarily reflects lower restructuring expenses projected in FY25 (FY24 actual: 128.1 B vs. FY25 forecast: 48.0 B)
	Operating profit	342.6	475.0	132.4	38.7%
	Finance income (expenses), net	(163.5)	(167.0)	(3.5)	(2.1)%
	Profit before tax	175.1	307.0	131.9	75.3%
	Net profit attributable to owners of the Company	107.9	228.0	120.1	111.3%	Mainly driven by increase of profit before tax partially offset by lower derecognition of tax loss carry forward
	Basic EPS (yen)	68	145	76	111.8%

	Core Revenue*2	4,579.8	4,530.0	(49.8)	(1.1)%	LOE impact (mainly VYVANSE), pricing and FX headwinds, partially offset by Growth & Launch Products
	Core Operating Profit*2	1,162.6	1,140.0	(22.6)	(1.9)%	Maily due to FX headwinds
	Core EPS (yen)*2	491	485	(6)	(1.2)%

	Adjusted Free Cash Flow*2	769.0	750.0 to 850.0			While Core OP is flat FY 24 vs. FY 25, we expect higher FCF in FY 25 mainly due to lower restructuring spend in FY 25
	CAPEX (cash flow base)	(347.8)	(270.0) to (320.0)
	Depreciation and amortization (excl. intangible assets associated with products)	(213.2)	(216.0)	(2.8)	(1.3)%
	Cash tax rate on Adjusted EBITDA (excl. divestitures)*2	Approx.10%	Mid teen%

	USD/JPY	152	150	(2)	(1.6)%
	EUR/JPY	163	160	(3)	(2.1)%
*1 Includes in-process R&D.
*2 Please refer to Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations, for the definition of Non-IFRS Measures and FY2025 Full Year Reconciliation from Reported Operating Profit to Core Operating Profit Forecast.

FY2025 Full Year Reconciliation from Reported Operating Profit to Core Operating Profit Forecast

(Billion JPY)	Reported	Reported to Core adjustments			Core
		Amortization of intangible assets	Impairment of intangible assets	Other operating income (expenses)
Revenue	4,530.0				4,530.0
Cost of sales	(1,540.0)				(3,390.0)
Gross Profit	2,990.0
SG&A expenses	(1,100.0)
R&D expenses	(750.0)
Amortization of intangible assets associated with products	(500.0)	500.0			—
Impairment losses on intangible assets associated with products*1	(50.0)		50.0		—
Other operating income	10.0			(10.0)	—
Other operating expenses	(125.0)			125.0	—
Operating profit	475.0	500.0	50.0	115.0	1,140.0
*1 Includes in-process R&D

FY2025 Full Year FX Rates Assumptions and Currency Sensitivity vs. Forecast

Average Exchange Rates vs. JPY				Impact of depreciation of yen from April 2025 to March 2026 (100 million JPY)
	FY2024 Actual (Apr-Jun)	FY2025 Actual (Apr-Jun)	FY2025 Full Year Assumption (Apr-Mar)		Revenue (IFRS)	Operating Profit (IFRS)	Net Profit (IFRS)	Core Operating Profit (non-IFRS)
USD	155	145	150	1% depreciation	234.3	8.3	(1.1)	52.5
				1 yen depreciation	156.2	5.5	(0.7)	35.0
EUR	167	162	160	1% depreciation	65.6	(28.2)	(25.0)	(17.1)
				1 yen depreciation	41.0	(17.6)	(15.7)	(10.7)
RUB	1.7	1.8	1.7	1% depreciation	5.6	3.3	2.5	3.8
CNY	21.4	20.1	20.5		19.5	11.8	8.9	11.9
BRL	30.4	25.6	25.9		12.9	9.7	6.4	9.8

Important Notice
For the purposes of this notice, “report” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this report. This report (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this report. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This report is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.
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Forward-Looking Statements
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Financial Information and Non-IFRS Measures
Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).
This report and materials distributed in connection with this report include certain financial measures not presented in accordance with IFRS, such as Core Revenue, Core Operating Profit, Core Net Profit for the year attributable to owners of the Company, Core EPS, Constant Exchange Rate (“CER”) change, Net Debt, Adjusted Net Debt, EBITDA, Adjusted EBITDA, Free Cash Flow and Adjusted Free Cash Flow. Takeda’s management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this presentation. These non-IFRS measures exclude certain income, cost and cash flow items which are included in, or are calculated differently from, the most closely comparable measures presented in accordance with IFRS. Takeda’s non-IFRS measures are not prepared in accordance with IFRS and such non-IFRS measures should be considered a supplement to, and not a substitute for, measures prepared in accordance with IFRS (which we sometimes refer to as “reported” measures). Investors are encouraged to review the definitions and reconciliations of non-IFRS measures to their most directly comparable IFRS measures.
The usefulness of Core Financial Measures to investors has significant limitations including, but not limited to, (i) they are not necessarily identical to similarly titled measures used by other companies, including those in the pharmaceutical industry, (ii) they exclude financial information and events, such as the effects of non-cash expenses such as dispositions or amortization of intangible assets, that some may consider important in evaluating Takeda’s performance, value or prospects for the future, (iii) they exclude items or types of items that may continue to occur from period to period in the future (however, it is Takeda’s policy not to adjust out normal, recurring cash operating expenses necessary to operate our business) and (iv) they may not include all items which investors may consider important to an understanding of our results of operations, or exclude all items which investors may not consider to be so.
Medical Information
This report contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.